SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated June 7, 2013

.

Document 1

For Immediate Release	June 7, 2013

Sonde Resources Corp. Announces Further Extension of Farm-Out of Joint Oil Block

CALGARY, ALBERTA- (Marketwire – June 7, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE MKT:SOQ) announced today that the original Farm-Out Agreement with Viking Energy North Africa Limited ("Viking") has been extended by mutual agreement until July 31, 2013.  An extension of the closing date for the Farm-Out Agreement was obtained to allow the parties to complete the negotiation of the documentation reflecting the amendments required by the Joint Oil Board of Directors and set forth in the Company's press release of May 6, 2013, to negotiate the form of assignment agreement and related documentation with Joint Oil to effect the terms of the Farm-Out and to fund the US$50.995 million bank guarantee (of which the Company is obligated to contribute US$10.995 million).  Recent developments relating to the proposed acquisition of a majority interest in the Zarat license (located to the south of the Joint Oil Block) have resulted in a re-evaluation by Viking and its lenders of the proposed unitization and unit plan of development for the Zarat license and Joint Oil Block, and an assessment of the potential implications thereof on the Farm-Out Agreement with Sonde. The Company is working diligently to advance the Farm-Out with Viking; however, there can be no assurance that the Farm-Out Agreement will be completed.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the proposed amendment to the Viking Farm-Out Agreement, the approval process for the proposed assignment to Viking, the satisfaction of various conditions relating to the closing of the Viking Farm-Out Agreement.  Such forward-looking information or statements are based on a number of assumptions which may prove to be incorrect.  Assumptions have been made regarding, among other things, market and operating conditions, future commodity prices, the ability of the parties to satisfy the conditions to closing of the Viking Farm-Out Agreement, management’s expectations regarding the availability of capital. Forward-looking information or statements are subject to a number of risks and uncertainties and actual results could differ materially from the forward-looking information and statements due to a number of factors, including, without limitation, general economic, market and business conditions; stock market volatility; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; lack of, or restricted access to, sources of financing; and commercial risks associated with the closing of the Viking Farm-Out. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone: (403) 503-7944
Fax:      (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	June 7, 2013	By:	/s/ Cheryl Clark
Name: Cheryl Clark Title: Corporate Controller/Assistant Corporate Secretary

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